UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

COLUCID PHARMACEUTICALS, INC.

(Name of Subject Company)

COLUCID PHARMACEUTICALS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19716T 101

(CUSIP Number of Class of Securities)

Thomas P. Mathers

Chief Executive Officer

CoLucid Pharmaceuticals, Inc.

222 Third Street, Suite 1320

Cambridge, MA 02142

(857) 285-6495

(Name, Address, and Telephone Number of Person Authorized To Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

Copies to:

Daniel L. Boeglin

Jonathan R. Zimmerman

Jonathan L.H. Nygren

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402

(612) 766-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2017 (together with the exhibits and annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by CoLucid Pharmaceuticals, Inc., a Delaware corporation (“CoLucid”). The Schedule 14D-9 relates to the cash tender offer by ProCar Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and Lilly with the SEC on January 31, 2017 (together with the exhibits and annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), pursuant to which Purchaser has offered to purchase all of the outstanding shares of CoLucid’s common stock, par value $0.001 per share (the “Shares”), at a purchase price of $46.50 per Share, net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2017, and in the related letter of transmittal, each as amended and supplemented from time to time.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.	Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting as a new second paragraph a new subsection entitled “Certain Litigation” and the disclosure set forth below:

“Certain Litigation

On February 3, 2017, a putative class action lawsuit (captioned Parshall v. CoLucid Pharmaceuticals, Inc. et al., Case No. 17-cv-10197) (the “Action”) was filed in the United States District Court for the District of Massachusetts against CoLucid, individual members of the Board, Purchaser and Lilly, alleging violations of Sections 14(d) and 14(e) of the Exchange Act, Rule 14d-9(d) promulgated under Section 14(d) of the Exchange Act, and Section 20(a) of the Exchange Act in connection with the Schedule 14D-9. The complaint filed in the Action alleges that the Schedule 14D-9 omits material information, rendering the information disclosed false and misleading. Plaintiff seeks, among other things, orders (i) enjoining the defendants from proceeding with, consummating, or closing the Offer and the Merger, (ii) rescinding the Offer and the Merger if they are consummated or, alternatively, awarding unspecified rescissory damages, (iii) directing the individual members of the Board to file an amended Schedule 14D-9, and (iv) awarding plaintiff’s costs, including attorneys’ fees. CoLucid and the members of the Board believe that the Action is without merit, and intend to vigorously defend against all claims asserted; however, its ultimate outcome cannot presently be determined.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting after the last sentence of the second paragraph of the subsection entitled “Regulatory Approvals” the disclosure set forth below:

“The applicable waiting period under the HSR Act with respect to the purchase of the Shares pursuant to the Offer expired at 11:59 p.m., New York City Time, on February 13, 2017 without any action having been taken by the FTC or the Antitrust Division. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CoLucid Pharmaceuticals, Inc.

Dated: February 14, 2017	By:	/s/ Thomas P. Mathers
	Name:	Thomas P. Mathers
	Title:	Chief Executive Officer